                     Filed Pursuant to Rule 425 under the Securities Act of 1933
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                                             Exchange Act File Number: 001-13094
                                        Registration Statement Number: 333-96345

                                  [DIME LOGO]

  SUPPLEMENT TO PROXY STATEMENT OF DIME AND PROSPECTUS RELATING TO DIME COMMON
                                     STOCK

     Two days ago, North Fork Bancorporation, Inc. announced that it intends to:

- Try to break up the planned merger of Dime and Hudson

- Make a hostile bid for Dime alone, of 0.9302 shares of North Fork common stock and $2.00 in cash for each share of Dime stock

     Yesterday, North Fork filed documents to solicit proxies from Dime's stockholders for votes against the Dime-Hudson merger. However, North Fork has not yet commenced its offer for Dime stock and has not committed to any specific time-frame.

     DIME'S BOARD OF DIRECTORS HAS CONCLUDED THAT NORTH FORK'S OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF DIME AND ITS STOCKHOLDERS.

     DIME'S BOARD BELIEVES THAT, BECAUSE OF THIS CONCLUSION AND CONSISTENT WITH ITS FIDUCIARY DUTIES, IT CANNOT APPROVE NORTH FORK'S OFFER -- WHETHER OR NOT THE DIME-HUDSON MERGER IS COMPLETED. DIME STOCKHOLDERS SHOULD NOT CONSIDER NORTH FORK'S OFFER AS AN AVAILABLE ALTERNATIVE TO THE PLANNED MERGER WITH HUDSON, BECAUSE NORTH FORK HAS CONDITIONED ITS OFFER ON ACTIONS THAT REQUIRE THE APPROVAL OF DIME'S BOARD.

     DIME'S BOARD REMAINS FULLY COMMITTED TO THE MERGER WITH HUDSON AND RECOMMENDS THAT DIME STOCKHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT. In reaffirming its recommendation, Dime's board considered many factors, including the opinion of its financial advisor, Credit Suisse First Boston. Credit Suisse First Boston has reiterated its opinion that the exchange ratio in the Dime-Hudson merger is fair, from a financial point of view, to Dime stockholders.

     On March 6th, Hudson issued a statement confirming that it is committed to consummation of the Dime-Hudson merger.

     Quite simply, Dime's board believes North Fork's ill-conceived offer is being made by the wrong company, at the wrong price and at the wrong time and is unlikely to succeed:

-WRONG COMPANY.  A combined Dime-North Fork would be significantly
 "thrift-like," undermining Dime's strategic transition to a commercial banking enterprise. Moreover, a combined Dime-North Fork would have highly concentrated branch locations.

-WRONG PRICE. North Fork's proposed offer is highly dilutive to Dime's stockholders, provides them with limited ownership in the combined company and would have reflected a discount to Dime's stock price as recently as September 1999.

-WRONG TIME. North Fork's hostilities undermine Dime's well-developed strategic initiatives, preventing it from becoming a stronger competitor. The planned Dime-Hudson merger will broaden Dime's franchise geographically, capitalize on its brand identity, balance earnings composition and preserve the opportunity to realize a "change in control" premium in the future, when valuations may be superior.

-UNLIKELY TO SUCCEED. North Fork has said it will impose significant conditions on its offer, which we believe are unlikely to be satisfied. As noted, several require approval by Dime's board, which has already rejected North Fork's offer. Another requires Hudson's cooperation, and Hudson has declared that it remains fully committed to the Dime-Hudson merger. Also, we believe regulatory approval of North Fork's offer could be impeded by antitrust scrutiny. By contrast, the Dime-Hudson merger process is well along the way to completion.

     This supplement describes North Fork's announcement, the response of Dime's board of directors and related matters. It supplements the February 9, 2000 proxy statement/prospectus we sent to Dime and Hudson stockholders in connection with the proposed Dime-Hudson merger. This supplement should be read together with, and is not complete without the February 9th document.

     The date of this supplement is March 7, 2000. It is being mailed or otherwise delivered to stockholders on or about March 8, 2000.

                      REFERENCES TO ADDITIONAL INFORMATION

     This supplement is not complete without reference to each of the following:

     - the February 9, 2000 combined proxy statement/prospectus of Dime and Hudson, which provides detailed information concerning the proposed merger of Dime and Hudson

     - the documents filed by Dime with the SEC since February 9, 2000

     - the documents filed by Hudson with the SEC since February 9, 2000

     This supplement incorporates each of these documents by reference. These documents include periodic reports such as Current Reports on Form 8-K, as well as proxy materials, each containing important business and financial information about Dime and Hudson that are not included in this supplement.

     This supplement also incorporates by reference investor presentation materials filed by Dime on a Form 8-K, dated March 8, 2000, together with this supplement. These materials also include important information about Dime, Hudson and North Fork's offer.

     You can obtain documents incorporated by reference in this supplement, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

DIME BANCORP, INC.                         HUDSON UNITED BANCORP
c/o Innisfree M&A Incorporated             1000 MacArthur Boulevard
501 Madison Avenue                         Mahwah, New Jersey 07430
20th Floor                                 Attention: D. Lynn Van Borkulo-Nuzzo,
New York, New York 10022                   Esq.
Toll Free Phone: (888) 750-5834                       Executive Vice President and
                                                      Corporate Secretary
                                           Phone: (201) 236-2641

     You will not be charged for any of these documents that you request.

     Investors are urged to read Dime and Hudson's proxy statement/prospectus, and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such request to: Dime Bancorp, Inc., c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll Free Phone: (888) 750-5834.

               QUESTIONS AND ANSWERS ABOUT NORTH FORK'S PROPOSAL

     Q: AS A DIME STOCKHOLDER, IS NORTH FORK'S OFFER AN ALTERNATIVE TO THE
        PLANNED DIME-HUDSON MERGER?

     A: Dime's stockholders should not consider North Fork's offer as an alternative to Dime's planned merger with Hudson, because North Fork has conditioned its offer on actions that require the approval of Dime's board. Dime's board believes that, because it has concluded that North Fork's offer is not in the best interests of Dime and Dime's stockholders, it cannot approve the offer -- whether or not the Dime-Hudson merger is completed.

     Q: WHAT IF I RECEIVE A PROXY STATEMENT FROM NORTH FORK?

     A: North Fork intends to mail a proxy statement to Dime stockholders asking that you vote against the Dime-Hudson merger. Dime's board strongly recommends that you not give North Fork your proxy because it believes that the Dime-Hudson merger agreement is in the best interests of Dime and its stockholders.

     Q: IF I AM A DIME STOCKHOLDER AND HAVE NOT ALREADY SENT IN MY PROXY, WHAT
        SHOULD I DO?

     A: After you have carefully read this document, indicate on the white proxy card we have included with this document how you want your shares to be voted. Then sign and mail your white proxy card as soon as possible.

         We recommend you sign and mail the white proxy card we have enclosed and NOT the "gold" proxy card you might receive from North Fork. These gold proxy cards will be voted on behalf of North Fork.

     Q: IF I AM A DIME STOCKHOLDER, HAVE ALREADY SENT IN MY PROXY AND DO NOT
        WANT TO CHANGE MY VOTE, DO I NEED TO DO ANYTHING MORE?

     A: No. You do not need to do anything more. If you have already sent in your proxy, it will be voted at the meeting in accordance with your instructions.

     Q: IF I AM A DIME STOCKHOLDER, HAVE ALREADY SENT IN MY PROXY AND WANT TO
        CHANGE MY VOTE, WHAT DO I NEED TO DO NOW?

     A: If you have instructed a broker to vote your shares, you must follow directions you receive from your broker to change your vote.

         If you have not voted through a broker, there are three ways you can change your vote:

         - First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy.

         - Second, you may complete and submit a new proxy. Any earlier proxies will be revoked automatically.

         - Third, you may attend the meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your proxy.

     Q: IF I SEND A GOLD PROXY CARD TO NORTH FORK, CAN I CHANGE MY VOTE?

     A: Yes. You can change your vote by following the instructions under the question above.

                        BACKGROUND OF NORTH FORK'S OFFER

     On September 15, 1999, following the process described on pages 25 through 27 of the February 9th proxy-statement/prospectus, Dime and Hudson announced their entry into the Dime-Hudson merger agreement and their grant of stock options to each other in connection with the merger agreement. On February 10, 2000, Dime and Hudson mailed the February 9th proxy statement/prospectus to their respective stockholders. That document notified stockholders that Dime and Hudson both would hold special stockholder meetings on March 15, 2000 to consider their proposed merger.

     On March 5, 2000, North Fork issued a press release announcing that it intended to make an exchange offer for shares of Dime stock, subject to numerous conditions. On March 6, 2000, North Fork's management, together with a representative of FleetBoston Financial Corporation, held a conference call during which North Fork's offer was described for analysts and investors. North Fork also filed preliminary proxy materials with the SEC with which North Fork proposes to solicit proxies from Dime stockholders to vote against approval of the Dime-Hudson merger.

     On March 6, 2000, North Fork filed a lawsuit in the Delaware Court of Chancery against Dime, members of Dime's board of directors and Hudson, challenging a number of the provisions in the merger agreement and alleging breaches of fiduciary duties by Dime's board. Several lawsuits were also filed by stockholders of Dime in the same court. Although we have not yet been served with process in all of these actions, we believe that they generally allege breaches of fiduciary duty by Dime's board and/or challenge the stock option Dime granted to Hudson in connection with the merger agreement. On March 7, 2000, counsel for North Fork informed counsel for Dime and Hudson that North Fork would file an action seeking to postpone the special meetings of Dime and Hudson stockholders scheduled for March 15, 2000.

     On March 6, 2000, each of Dime and Hudson issued a statement confirming that it is committed to consummation of the merger of Dime and Hudson.

                  RECOMMENDATION OF DIME'S BOARD OF DIRECTORS

     At a meeting on March 6, 2000, Dime's board of directors considered North Fork's offer and the planned Dime-Hudson merger. After considering the information published by North Fork and FleetBoston and receiving the advice of Credit Suisse First Boston, Dime's financial advisor, and legal counsel, Dime's board:

     - Determined that North Fork's offer is inadequate and not in the best interests of Dime and its stockholders

     - Reaffirmed its commitment to the planned Dime-Hudson merger

     - Reaffirmed its previous recommendation that Dime's stockholders vote "FOR" adoption of the Dime-Hudson merger agreement

     - Recommended that Dime's stockholders reject North Fork's offer by not tendering their shares -- if and when North Fork actually commences its offer

     Dime's board believes that, because it has concluded that North Fork's offer is not in the best interests of Dime and Dime's stockholders, it cannot approve North Fork's offer -- whether or not the Dime-Hudson merger is completed. Because North Fork has conditioned its offer on actions that require the approval of Dime's board, Dime stockholders should not consider that offer as an available alternative to the planned merger with Hudson.

     Dime believes that none of its directors, executive officers, affiliates or subsidiaries intend to tender a single share of Dime stock in North Fork's offer, if and when commenced.

REASONS FOR THE RECOMMENDATION

     Dime's board believes that North Fork's hostile, unsolicited and highly conditional offer is being made by the wrong company, at the wrong price and at the wrong time and is unlikely to succeed. More specifically, in reaching its conclusions Dime's board took into account a number of factors, including the following.

     The board's reasons for recommending the Dime-Hudson merger to Dime's stockholders have been explained in the February 9th proxy statement/prospectus. In the board's view, its analysis of the benefits of the Dime-Hudson merger have not been altered by North Fork's actions.

-     WRONG COMPANY

     - Thrift characteristics. Dime's board noted that North Fork has grown primarily through acquisitions of thrifts and through balance sheet leverage. Consequently, while North Fork is nominally a commercial bank, Dime's board believes the character of North Fork's business is more that of a thrift institution. As a result, North Fork's offer would undermine Dime's long-term strategy to shift from a traditional savings association to a more commercial bank-like profile.

     - Potential for reduced price-to-earnings multiple of North Fork common stock. Dime's board analyzed the historical and current market prices of North Fork common stock and concluded that a Dime-North Fork combination could result in a decrease in North Fork's price-to-earnings multiple. In this regard, the board considered that the market valuation of North Fork does not adequately reflect the thrift-like characteristics of its business and earnings stream, and that the combination of Dime and North Fork could substantially exacerbate this trend.

       By comparison, as described on pages 28 and 29 of the February 9th proxy statement/prospectus, Dime's board believes that a combination with Hudson could result in an increase in the price-to-earnings multiple at which Dime stock currently trades.

     - Narrow market. Dime's board noted that a combined Dime-North Fork would have highly concentrated branch locations, primarily in New York City and Long Island. In contrast, the planned Dime-Hudson merger presents the combined entity with a significant presence in upstate New York, Connecticut, Southern New Jersey and the greater Philadelphia metropolitan area.

-     WRONG PRICE

     - Highly dilutive to Dime's earnings per share. Dime's board noted that North Fork's offer will be highly dilutive to earnings per share in 2000 and 2001 based on North Fork's own assumptions. After giving effect to North Fork's arrangements with FleetBoston, the dilution to earnings could be even higher in the future. In contrast, the planned Dime-Hudson merger should be modestly accretive to earnings per share by 2001 on realization of identified cost savings, even without taking into account any revenue enhancements.

     - Opportunistic implied premium. Dime's board observed that the premium implied by North Fork's offer relative to Dime's stock price was significantly affected by North Fork's timing. It noted that North Fork's offer would have reflected a discount to Dime's stock price as recently as September 1999 and that the average premium over Dime's stock price during 1999 implied by North Fork's offer would have been only about 7%.

     - Overly aggressive cost savings and revenue estimates. Dime's board believed that North Fork's proposed expense reductions are overly aggressive and unrealistic. It noted that North Fork's estimated expense reductions equaled about 64% of Dime's expense base excluding mortgage banking operations. With respect to revenue estimates, Dime's board observed that North Fork did not estimate any reduction in revenue despite the proposed sale to a FleetBoston subsidiary of 17 retail banking offices of Dime that, as of December 31, 1999, had total deposits of approximately

       $2 billion and the customer attrition associated with potentially significant branch closings and reductions in service.

       Dime's Board also noted that the sale to FleetBoston would be at a deposit premium of only 8%, well below normal market terms.

     - Limited ownership. Dime's board considered that, based on North Fork's offer and market capitalization as of March 3, 2000 when taking into account the dilutive effect of the securities sold to FleetBoston, Dime stockholders would only own about 34.5% of a combined Dime-North Fork despite the fact that Dime would be contributing 60% of the assets to the combined company and over 45% of its projected net income. In contrast, Dime stockholders would own about 56% of a combined Dime-Hudson.

-     WRONG TIME

     For the many reasons described on pages 27 through 31 of the February 9th proxy statement/prospectus, Dime's board concluded that the Dime-Hudson merger would accelerate the strategic plans of Dime and was in the best interests of Dime and its stockholders. In particular, the board believes that the planned Dime-Hudson merger will broaden Dime's franchise, capitalize on its brand identity and balance its earnings composition. In addition, Dime's board believes that the Dime-Hudson merger will provide the opportunity to realize a "change in control" premium in the future, when valuations may be superior.

     However, North Fork's proposal by its terms undermines Dime's strategic initiative and, in the view of Dime's board, could prevent Dime from becoming a stronger competitor. Moreover, North Fork's hostile proposal is a drain on Dime's corporate resources at a time when Dime could otherwise be focusing on integration and the opportunities provided by the planned Dime-Hudson merger.

     UNLIKELY TO SUCCEED

     North Fork has stated that it believes that it could not close a transaction with Dime until at least the end of the third quarter of 2000. Even this schedule assumes that all conditions to its offer are satisfied in time to permit such an ambitious schedule.

     First, several of the conditions North Fork has said it will place on its offer are entirely within Dime's control. In particular, North Fork is requiring that Dime's board:

     - Approve North Fork's offer and enter into a definitive merger agreement with North Fork

     - Redeem Dime's long-standing Stockholder Protection Rights Agreement or otherwise render it inapplicable to North Fork's offer

     - Act to render Section 203 of Delaware's corporate law inapplicable to North Fork's offer

     - Not engage in any transaction that impairs North Fork's ability to acquire Dime or otherwise diminish the expected economic value to North Fork of the acquisition of Dime.

     As a result of its conclusion that North Fork's offer is inadequate and not in the best interests of Dime and its stockholders, Dime's board believes that, consistent with its fiduciary duties, it cannot approve North Fork's offer -- whether or not the Dime-Hudson merger is completed. Therefore it is very unlikely that North Fork's offer would succeed on the terms proposed.

     Second, one of North Fork's conditions requires Hudson to surrender the option it received from Dime in connection with the Dime-Hudson merger agreement for no more than $50 million in cash. Hudson, however, has publicly stated its commitment to completing the proposed merger with Dime.

     Third, Dime's board has been advised that North Fork's offer, including FleetBoston's role therein, could be subject to a significant antitrust issue. Recent actions by the antitrust enforcement authorities suggest that Suffolk County, New York may be considered a separate banking market. In that event, North Fork's offer and FleetBoston's role therein would create a significant antitrust issue because a combined North Fork-Dime-FleetBoston would have a market share in Suffolk County exceeding 40%. This could result in lengthy delay or failure of North Fork's proposed offer.

OPINION OF DIME'S FINANCIAL ADVISOR

     At the March 6th meeting of Dime's board, Credit Suisse First Boston reconfirmed its opinion that as of March 6, 2000, the Dime exchange ratio in the planned Dime-Hudson merger is fair to Dime stockholders from a financial point of view. In confirming its opinion, Credit Suisse First Boston updated selected analyses it performed in connection with its September 12, 1999 oral opinion and February 9, 2000 written opinion to similar effect. Those earlier opinions are described in the February 9th proxy statement/prospectus, and a copy of the written opinion dated February 9, 2000 appears as Annex D to the February 9th proxy statement/prospectus.

     Annex A to this supplement is a complete copy of the March 6, 2000 Credit Suisse First Boston opinion, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with that opinion. Dime stockholders should read the entire opinion.

     The March 6, 2000 Credit Suisse First Boston opinion is directed to the Dime board of directors. It relates only to the fairness of the Dime exchange ratio to Dime stockholders from a financial point of view, does not address any other aspect of the planned Dime-Hudson merger or any related transaction and does not constitute a recommendation to Dime stockholders as to how to vote at the Dime special meeting. Credit Suisse First Boston has consented to the inclusion of the March 6, 2000 Credit Suisse First Boston opinion as Annex A and has reviewed and consented to the inclusion of this disclosure related to the opinion.

DIME'S RESPONSE

     Dime is not currently undertaking any negotiations in response to North Fork's offer that relate to any tender offer, merger, reorganization, liquidation, asset sale or transfer, or material change in dividend rate or policy or indebtedness or capitalization of Dime or any of its subsidiaries.

                                   QUESTIONS

     Any Dime stockholder having questions regarding voting his or her shares should call Dime's proxy solicitor, Innisfree M&A Incorporated, toll free at 1-888-750-5834.

     Any Hudson stockholder having questions regarding voting his or her shares should call D. Lynn Van Borkulo-Nuzzo, Esq., Executive Vice President and Corporate Secretary of Hudson, at (201) 236-2641.

              INFORMATION ABOUT NORTH FORK AND NORTH FORK'S OFFER

NORTH FORK

     North Fork is a Delaware corporation with its principal executive offices located at 275 Broad Hollow Road, Melville, New York 11747. The telephone number of North Fork at this location is (516) 844-1004.

     North Fork is a bank holding company registered under the Bank Holding Company Act of 1956. North Fork's primary subsidiary is North Fork Bank, a New York State-chartered, FDIC-insured commercial bank. North Fork is subject to the informational filing requirements of the Securities Exchange Act of 1934 and is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. North Fork common stock is listed on the NYSE under the symbol "NFB".

NORTH FORK'S OFFER

     On March 5, 2000, North Fork announced that it intends to:

     - Commence a hostile offer to exchange each outstanding share of Dime stock for 0.9302 shares of North Fork common stock and $2.00 in cash

     - Negotiate a definitive merger agreement pursuant to which Dime would, after North Fork's exchange offer, merge with a wholly owned subsidiary of North Fork and each share of Dime stock not owned by North Fork would be converted into the right to receive 0.9302 shares of North Fork common stock and $2.00 in cash

     The purpose of these transactions is to enable North Fork to acquire control of, and ultimately the entire equity interest in, Dime. North Fork's offer is intended to facilitate the acquisition of a majority of the outstanding shares of Dime stock. The proposed Dime-North Fork merger is designed to allow North Fork to acquire all shares of Dime stock not exchanged pursuant to North Fork's offer.

     Based on the closing price of North Fork common stock on the NYSE on March 3, 2000, North Fork's offer represented a market price of about $17.00 per Dime share. On the other hand, the closing price of Dime common stock on March 3, 2000 was $12.94 and, based on the NYSE closing price of Hudson common stock on March 3, 2000, the implied market price of a Dime share in the Dime-Hudson merger was about $12.09. These prices will fluctuate over time, and when you vote you will not know the value of what you would receive in the proposed Dime-Hudson merger or in North Fork's proposed offer.

     On March 6, 2000, North Fork filed with the SEC preliminary proxy materials intended to be mailed to Dime stockholders asking that Dime stockholders vote against the proposed merger between Dime and Hudson.

CONDITIONS TO NORTH FORK'S OFFER

     Although North Fork has not yet commenced its formal offer for Dime stock, it announced that its offer will be conditioned on, among other things, the following:

     - Dime's stockholders having validly tendered and not withdrawn prior to the expiration of North Fork's offer that number of shares of Dime stock which, together with the shares of Dime stock beneficially owned by North Fork for its own account, constitutes a majority of the shares of Dime stock outstanding on a fully diluted basis

     - Dime's stockholders not having adopted the merger agreement between Dime and Hudson

     - North Fork being satisfied, in its sole judgment, that the merger agreement between Dime and Hudson has been validly terminated

     - Dime having entered into a definitive merger agreement with North Fork to provide for the acquisition of Dime pursuant to North Fork's offer and the proposed Dime-North Fork merger

     - North Fork's stockholders approving the issuance of North Fork common stock pursuant to North Fork's offer under applicable NYSE rules

     - North Fork being satisfied, in its sole judgment, that Dime's Stockholder Protection Rights Plan does not apply to North Fork's offer and the proposed Dime-North Fork merger

     - North Fork being satisfied, in its sole judgment, that the provisions of
       Section 203 of Delaware's corporate law do not apply to North Fork's offer and the proposed Dime-North Fork merger

     - All regulatory approvals required to consummate North Fork's offer having been obtained and remaining in full force and effect without the imposition of any condition or restriction that would be materially adverse to North Fork and Dime on a combined basis, and all statutory waiting periods in respect thereof having expired

     - North Fork being satisfied, in its sole judgment, that the stock option issued by Dime to Hudson in connection with the Dime-Hudson merger agreement has been surrendered to Dime for an amount not to exceed $50 million in cash

     - Dime not having entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing North Fork's ability to acquire Dime or otherwise diminishing the expected economic value to North Fork of the acquisition of Dime

     North Fork has stated that there can be no assurance as to whether the conditions to its offer will be satisfied and, if so, as to the timing of satisfaction of such conditions.

     We believe that the highly conditional nature of North Fork's offer indicates a low likelihood of completion. By contrast, unless Dime's stockholders allow North Fork to disrupt our transaction, the proposed Dime-Hudson merger process is on track for a currently planned closing by the end of March.

ARRANGEMENTS WITH FLEETBOSTON

     FleetBoston Financial Corporation is a Rhode Island corporation with its principal executive office at One Federal Street, Boston, Massachusetts 02110. It is a diversified financial services company formed by the merger on October 1, 1999 of BankBoston Corporation with and into FleetBoston Financial Group, Inc.

     In connection with North Fork's offer, representatives of North Fork initiated discussions with representatives of FleetBoston to ascertain FleetBoston's interest in making a related equity investment in North Fork. On March 5, 2000, North Fork entered into a stock purchase agreement with FleetBoston. Pursuant to the stock purchase agreement, FleetBoston agreed to pay a total of $250 million to purchase:

     - 250,000 shares of North Fork's 7.5% series B non-cumulative convertible preferred stock

     - Common stock purchase rights to acquire 7,500,000 shares of North Fork common stock

     The North Fork preferred stock will be convertible into shares of North Fork common stock at a conversion price of $18.69 per common share, subject to antidilution adjustments. The North Fork purchase rights will be exercisable for ten years after their issuance at a price of $17.88 per North Fork common share, subject to antidilution adjustments. If North Fork consummates its offer for Dime stock, completes the proposed Dime-North Fork merger and issues the preferred stock and the rights to FleetBoston, FleetBoston would beneficially own approximately 7% of the then-outstanding North Fork common stock.

     Completion of FleetBoston's purchase of North Fork's preferred stock and rights is subject to conditions, including:

     - Satisfaction of the conditions to North Fork's offer for Dime shares (without substantial change in the terms and conditions of the offer)

     - Acceptance for exchange of shares of Dime stock tendered in North Fork's offer

     - Receipt and effectiveness of all regulatory approvals required to complete the purchase and the expiration of all related statutory waiting periods, without the imposition of any condition or restriction that would be materially adverse to FleetBoston

     In the stock purchase agreement, North Fork agreed, subject to the consummation of North Fork's offer for Dime, to cause Dime to sell to a FleetBoston subsidiary 17 retail banking offices of Dime that, as of December 31, 1999, had total deposits of approximately $2.0 billion. North Fork has stated that the branch sale transaction would be for a 8% deposit premium. Consummation of the transaction will be subject to:

     - The execution of a definitive branch sale agreement, which FleetBoston and North Fork have agreed to negotiate in good faith and enter into reasonably promptly following the consummation of North Fork's offer

     - The receipt and effectiveness of all necessary regulatory approvals

     - The satisfaction of other customary closing conditions.

North Fork stated that it is expected that the branch sale would be completed within 120 days of the closing of North Fork's offer.

     If North Fork does not acquire Dime and if FleetBoston acquires a majority interest in Dime on or before December 31, 2001, FleetBoston has agreed to cause Dime to sell to North Fork 5 branches with total deposits of approximately $500 million as of December 31, 1999. Consummation of any such transaction would be subject to conditions comparable to those applicable to the branch purchase by FleetBoston.

     Other than as contemplated in the stock purchase agreement, FleetBoston has agreed that for a period of two years it will not:

     - Acquire beneficial ownership of any North Fork voting securities

     - Make any public announcement with respect to, or submit to North Fork, any proposal for the acquisition of any North Fork voting securities or with respect to a merger or other business combination involving North Fork, unless North Fork has made a prior written request to FleetBoston to submit such proposal

     - Participate in any solicitation of proxies to vote any North Fork voting securities

In addition, FleetBoston has agreed that until December 31, 2001, it will not:

     - Acquire, or offer to acquire, any voting securities or assets of Dime or Hudson

     - Make any public announcement with respect to, or submit to Dime or Hudson, any proposal for the acquisition of any voting securities of Dime or Hudson, respectively, or for a merger or other business combination involving Dime or Hudson

From and after the earlier of the termination of the stock purchase agreement or March 31, 2001, FleetBoston may terminate the provisions relating to Dime and Hudson by providing notice to North Fork and paying North Fork a fee of $2.5 million. If FleetBoston acquires a majority interest in Dime on or prior to December 31, 2001, FleetBoston must pay to North Fork an additional fee of $2.5 million.

     Under the stock purchase agreement, North Fork must pay FleetBoston a fee of $2.5 million on the earlier of the termination of the stock purchase agreement or March 31, 2001, if at such time North Fork has not acquired a majority interest in Dime. If North Fork acquires a majority of the equity interest in Dime on or prior to the later of the termination of the stock purchase agreement or March 31, 2001, North Fork must pay to FleetBoston a fee of $5.0 million on the date of the closing of such acquisition, or a fee of $2.5 million if North Fork has paid the $2.5 million fee referred to in the previous sentence.

     North Fork has also agreed to indemnify FleetBoston for breaches of the representations or covenants in the stock purchase agreement and for losses (including litigation expenses) arising out of North Fork's solicitation of proxies from holders of Dime stock and North Fork's offer.

     The stock purchase agreement may be terminated by mutual consent. In addition, either North Fork or FleetBoston may terminate the stock purchase agreement if the acquisition of Dime stock pursuant to North Fork's offer has not been consummated by March 31, 2001, if Dime's and Hudson's stockholders approve the Dime-Hudson merger, or if North Fork publicly announces the abandonment of its efforts to acquire Dime.

     North Fork has stated that there can be no assurance as to the timing of the satisfaction of the conditions to the consummation of the transactions contemplated by the stock purchase agreement.

INFORMATION REGARDING NORTH FORK AND FLEETBOSTON

     The information in this supplement regarding North Fork, North Fork's offer and North Fork's arrangements with FleetBoston is based entirely on North Fork's and FleetBoston's documents filed with the SEC as of March 7th. We make no guarantee as to the accuracy of the information contained in these documents.

     This supplement incorporates by reference the documents listed below that have been filed with the SEC. These documents contain important information regarding North Fork, North Fork's offer and North Fork's arrangements with FleetBoston.

     - Communications by North Fork, filed on March 6, 2000, pursuant to the SEC's Rule 425 under the Securities Act of 1933

     - Preliminary Proxy Solicitation Material of North Fork, filed on March 6, 2000, pursuant to the SEC's Rule 14a-12 under the Securities Exchange Act of 1934

     - Schedule TO of FleetBoston, filed on March 6, 2000

The information in this supplement regarding North Fork, North Fork's offer and North Fork's arrangements with FleetBoston is not complete and is qualified entirely by reference to these documents.

                   SOLICITATION OF PROXIES ON BEHALF OF DIME

     Dime will bear the cost of soliciting proxies from its stockholders, except that Dime has agreed with Hudson that each will pay one-half of the costs and expenses of preparing, printing and mailing the February 9th proxy statement/prospectus, including this supplement, and all filing and other fees relating to the merger paid to the SEC. In addition to solicitation of proxies by mail, Dime has requested that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Dime stock and secure their voting instructions, if necessary. Dime will reimburse the record holders for their reasonable expenses in taking those actions. Dime has also made arrangements with Innisfree M&A Incorporated to assist in soliciting proxies and has agreed to pay them $9,000 plus reasonable expenses for these services. If necessary, Dime may also use several of its regular employees, who will not be specially compensated, to solicit proxies from Dime stockholders, either personally or by telephone, telegram, facsimile or letter.

     Dime has employed Credit Suisse First Boston as its financial advisor in connection with the proposed merger of Dime and Hudson pursuant to the terms of the engagement described in the February 9th proxy statement/prospectus. During the course of such engagement, Credit Suisse First Boston and its representatives may participate in activities or recommendations designed to solicit proxies from Dime's stockholders. Representatives of Credit Suisse First Boston may include Michael Martin and Oliver Sarkozy, Managing Directors. Credit Suisse First Boston does not admit that it or any of its partners, managing directors, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in the solicitation as defined in Schedule 14A under the Exchange Act, or that the rules under the Exchange Act or Schedule 14A require the disclosure of this information about them. The terms of the engagement and information about Credit Suisse First Boston's participation in trading and holding Dime and Hudson stock was described in the February 9th proxy statement/prospectus.

              STATUS OF REGULATORY APPROVAL OF DIME-HUDSON MERGER

     The regulatory approval process for the Dime-Hudson merger is at an advanced stage:

     - An application under the Bank Holding Company Act of 1956 was accepted for processing by the Board of Governors of the Federal Reserve System as of December 8, 1999.

     - An application to the Federal Deposit Insurance Corporation for permission to merge Dime Savings Bank and Hudson United Bank was declared informationally complete as of December 10, 1999.

     - The public comment periods with respect to the Federal Reserve and the FDIC applications have all lapsed.

     - Applications were filed with the New Jersey Department of Banking and Insurance on December 9, 1999. Requests have been made by public protestants for the New Jersey Department to hold a public hearing on these applications. The New Jersey Department has not yet ruled on these requests.

     In this light, the regulatory approval required for the Dime-Hudson merger are expected very shortly. By contrast, North Fork and FleetBoston have not yet made any of the filings with federal or state regulators required in order to complete North Fork's offer. We believe that such filings will include applications or notices to the Federal Reserve and the Office of Thrift Supervision.

                                   LITIGATION

     On March 6, 2000, North Fork filed a lawsuit in the Delaware Court of Chancery against Dime, members of Dime's board of directors and Hudson, challenging a number of the provisions in the Dime-Hudson merger agreement and alleging breaches of fiduciary duties by Dime's board of directors. The complaint seeks, among other things, an order invalidating certain provisions of the Dime-Hudson merger agreement. These provisions include:

     - Dime's agreement not to engage in any discussions with, or provide confidential information to, any person making an offer to merge with or acquire Dime, until the completion of the merger with Hudson

     - The board's agreement to recommend that Dime stockholders adopt the Dime-Hudson merger agreement

     - Dime's agreement not to terminate the Dime-Hudson merger agreement if Dime's stockholders fail to adopt its terms

     Several class action lawsuits were also filed by stockholders of Dime in the same court. Although we have not yet been served with process in all of these actions, we believe they challenge:

     - The stock option Dime granted to Hudson in connection with the Dime-Hudson merger agreement

     - The benefits to Dime's directors and officers that will result from the merger with Hudson

     - The failure of Dime's board to consider North Fork's offer

     We intend vigorously to defend these actions and believe that they are without merit. We may also commence actions against North Fork or FleetBoston.

                           FORWARD-LOOKING STATEMENTS

     This document contains a number of forward-looking statements regarding the financial condition, results of operations and business of Dime, Hudson and North Fork. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of the Dime-Hudson merger or North Fork's offer. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "potential" or similar expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

     - combining the businesses of Dime and Hudson and retaining key personnel may be more difficult or more costly than we expect;

     - revenues after the Dime-Hudson merger may be lower than we expect, or our operating costs may be higher than we expect;

     - expected cost savings from the Dime-Hudson merger may not be fully realized, may not be realized at all or may not be realized within the expected time frame;

     - required regulatory approvals for the Dime-Hudson merger may not be received within the expected time frame or received at all;

     - combining the businesses of Dime and North Fork and retaining key personnel may be less difficult or costly than we expect;

     - revenues of a combined Dime-North Fork may be higher than we expect, or its operating costs may be lower than we expect;

     - required regulatory approvals for North Fork's offer may be obtained more quickly than we expect;

     - market reaction to a combined Dime-Hudson or a combined Dime-North Fork may be different than we expect;

     - the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;

     - there may be increases in competitive pressure among financial institutions or from non-financial institutions;

     - changes in the interest rate environment may reduce interest margins or may adversely affect mortgage banking operations;

     - changes in deposit flows, loan demand or real estate values may adversely affect a company's business;

     - changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

     - general economic conditions, either nationally or in some or all of the states in which the combined company will be doing business, or conditions in securities markets, the banking industry or the mortgage banking industry, may be less favorable than we currently anticipate;

     - legislation or regulatory changes may adversely affect our business; or

     - technological changes may be more difficult or expensive than anticipated.

     All subsequent written and oral forward-looking statements concerning the proposed Dime-Hudson merger, North Fork's proposed offer or other matters addressed in this supplement and attributable to Dime or Hudson or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Dime nor Hudson undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                                                         ANNEX A

[Credit Suisse/First Boston Letterhead]

March 6, 2000

Board of Directors
Dime Bancorp, Inc.
589 Fifth Avenue
New York, New York 10017

Ladies and Gentlemen:

You have asked us to advise you with respect to the fairness to the stockholders of Dime Bancorp, Inc. (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of September 15, 1999, as amended and restated as of December 27, 1999 (the "Merger Agreement"), between the Company and Hudson United Bancorp ("Hudson"). The Merger Agreement provides for the merger (the "Merger") of Hudson with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the "Dime Common Stock") will be converted into 0.60255 shares (the "Exchange Ratio") of common stock of the Surviving Corporation, par value $0.01 per share (the "Surviving Corporation Common Stock"). Each outstanding share of common stock, no par value per share, of Hudson will be converted into one share of Surviving Corporation Common Stock.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and Hudson, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts for 1999, provided to us by the Company and Hudson, and have met with the Company's and Hudson's managements to discuss the business and prospects of their respective companies.

We have also considered certain financial and stock market data of the Company and Hudson, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and Hudson and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. In addition, we have reviewed the Schedule 14A filings by North Fork Bancorporation, Inc. ("North Fork") with the Securities and Exchange Commission on March 6, 2000 which describe the terms of North Fork's proposal to acquire the Company (the "North Fork Proposal"). We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Hudson's managements as to the future financial performance of the Company and Hudson and as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Hudson, nor have we been furnished with any such evaluations or appraisals.

     Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the Surviving Corporation Common Stock when issued to the Company's stockholders pursuant to the Merger or the prices at which the Surviving Corporation Common Stock will trade subsequent to the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

In the past, we have performed certain investment banking services for the Company and have received customary fees for such services.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and Hudson for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the Merger or the North Fork Proposal.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /s/ P. OLIVIER SARKOZY
    --------------------------------------------------------
    P. Olivier Sarkozy

                                 REVOCABLE PROXY
                               DIME BANCORP, INC.
                   PROXY SOLICITED BY THE BOARD OF DIRECTORS
                    FOR THE SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON MARCH 15, 2000.

    The undersigned hereby appoints Lawrence J. Toal and James E. Kelly as proxies, severally, each with the power to appoint a substitute, and hereby authorizes them to represent and vote all the shares of Common Stock of Dime Bancorp, Inc. held of record by the undersigned on February 4, 2000 as directed and, in their discretion, on all other matters that may properly come before the Special Meeting of Stockholders to be held on March 15, 2000 and any adjournments or postponements thereof.

    THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE STOCKHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ADOPTION OF THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 15, 1999, BETWEEN HUDSON UNITED BANCORP AND DIME BANCORP, INC, AS AMENDED AND RESTATED ON DECEMBER 27, 1999.

                          TO BE SIGNED ON REVERSE SIDE

SEE REVERSE SIDE                                                SEE REVERSE SIDE

    [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 1.

1. Adoption of the Agreement and Plan of Merger, dated as of September 15, 1999, between Hudson United Bancorp and Dime Bancorp, Inc, as amended and restated on December 27, 1999.

             [ ] FOR             [ ] AGAINST             [ ] ABSTAIN

2. In their discretion, upon such other matters as may properly come before the Special Meeting.

                                          MARK HERE IF YOU PLAN TO ATTEND THE
                                          MEETING                            [ ]

                                          MAIL HERE FOR ADDRESS CHANGE AND NOTE
                                          AT LEFT                            [ ]

                                          PLEASE SIGN, DATE, AND RETURN THIS
                                          CARD PROMPTLY IN THE ENCLOSED
                                          ENVELOPE. PLEASE SIGN EXACTLY AS YOUR
                                          NAME APPEARS HEREON. WHEN SHARES ARE
                                          HELD BY JOINT TENANTS, BOTH SHOULD
                                          SIGN. WHEN SIGNING AS ATTORNEY,
                                          EXECUTOR, ADMINISTRATOR, TRUSTEE, OR
                                          GUARDIAN, PLEASE GIVE FULL TITLE AS
                                          SUCH. IF A CORPORATION, PLEASE SIGN
                                          FULL CORPORATE NAME BY PRESIDENT OR
                                          OTHER AUTHORIZED OFFICER. IF A
                                          PARTNERSHIP, PLEASE SIGN IN
                                          PARTNERSHIP NAME BY AUTHORIZED PERSON.

   SIGNATURE: DATE:  __________________ SIGNATURE: DATE:  __________________

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

         THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS REGARDING DIME, HUDSON AND NORTH FORK, INCLUDING STATEMENTS ABOUT STRATEGIES, PLANS AND OBJECTIVES, AS WELL AS ESTIMATES AND STATEMENTS BASED ON UNDERLYING ESTIMATES OF THE FUTURE FINANCIAL CONDITION, PERFORMANCE AND OPERATING EFFICIENCIES ON A PRO FORMA BASIS AND COST SAVINGS AND REVENUE ENHANCEMENTS AND ACCRETION TO REPORTED EARNINGS THAT WILL BE REALIZED FROM THE DIME-HUDSON MERGER OR NORTH FORK'S OFFER.

         A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS AND EXPERIENCE TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING:

              o Risks and uncertainties related to the consummation of the Dime-Hudson merger or North Fork's offer, including realization of expected cost savings;

              o Realization of the level of revenues following the Dime-Hudson merger or North Fork's offer;

              o    Integration costs or difficulties;

              o Competition from both financial and non-financial institutions;

              o Changes in interest rates, deposit flows, loan demand and real estate values;

              o    Changes in legislation or regulation;

              o    Changes in accounting principles, policies or guidelines;

              o The timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond the control of Dime, Hudson or North Fork; and

              o Other economic, competitive, governmental, regulatory and technological factors affecting Dime, Hudson or North Fork, specifically or the banking industry or economy generally.

         NEITHER DIME NOR HUDSON ASSUMES ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS.

[DIME LOGO]

OVERVIEW
--------------------------------------------------------------------------------




-----------------------------------------     -----------------------------------------------
              DIME UNITED                                       NFB(1) PROPOSAL
-----------------------------------------     -----------------------------------------------

o EPS accretive to Dime shareholders           o Highly EPS dilutive to Dime shareholders

o Predicated on conservative assumptions       o Reliant on unachievable assumptions

o Higher quality earnings stream               o Increasingly thrift-like earnings stream

o Transaction less than one month from         o Proposal highly uncertain given multitude of
  completion                                     contingencies.  Timing no earlier than end
                                                 of 3rd Quarter, 2000
o Low execution risk - transition plan
  completed                                    o High execution risk given in-market and
                                                 hostile nature of acquisition
o Significant P/E multiple expansion -
  improved franchise value                     o Possibility of significant P/E multiple
                                                 contraction

-----------------------------------------     -----------------------------------------------
                                              (1)  North Fork Bancorporation, Inc.

DIME

NFB PROPOSAL - WHAT NFB WANTS YOU TO BELIEVE
-------------------------------------------------------------------------------

--------------------------        ---------------------------------------------------------------------------------
  THE CLAIM IS:                     THE FACTS ARE:
--------------------------        ---------------------------------------------------------------------------------




SIGNIFICANTLY ACCRETIVE            Using NFB's assumptions, the NFB Proposal 15% EPS dilutive to Dime's shareholders in 2001

SIGNIFICANT PREMIUM                Would have represented a discount to Dime's share price as little as 6 months ago and an average premium of less than 10% during all of 1999

ACHIEVABLE ASSUMPTIONS             Cost savings assumptions represent 64% of Dime's operating expense base (excluding NAMCO(1)), implying a 15% marginal efficiency ratio for
                                   Dime.  No revenue run-off taken into account, despite anticipated sale to
                                   FleetBoston of 14% of Dime's deposit base

LOW RISK TRANSACTION               NFB's unrealistically high level of projected cost savings, when coupled with hostile nature of proposal, underscores high degree of execution risk

A REAL OFFER                       NFB has a history of abandoning unsolicited approaches.  NFB Proposal is highly contingent upon terms and conditions which will not be met

RELEVANT PRIOR ACQUISITION         Dime is more than seven times the size of the largest transaction NFB has
EXPERIENCE                         ever completed and three times the size of all their acquisitions put together

                                   (1)  North American Mortgage Company.

[DIME LOGO]

NFB PROPOSAL - HIGHLY EPS DILUTIVE
-------------------------------------------------------------------------------

         DIME UNITED TRANSACTION YIELDS A SUPERIOR EARNINGS STREAM FOR DIME
         STOCKHOLDERS:

              o Implicit dilution in NFB proposal understated, given "hidden" dilution inherent in FleetBoston financing structure


                                  [BAR CHART]

                                        2000           2001
                                        -----          -----

                                        $2.39(3)       $2.66(4)

                   Dime United(1)       $2.28          $2.67
                   NFB/Dime(2)          $1.75          $2.26

         (1) As disclosed in Dime United's September 1999 investor presentation.

         (2) Based on NFB assumptions provided in March 6, 2000 investor presentation. Includes the benefit to Dime shareholders of reinvesting the $2.00 in cash per share received from NFB at an after-tax rate of 4.5%.

         (3) Dime 2000 stand alone EPS estimate as disclosed in Dime United's September 1999 investor presentation.

         (4) Dime 2001 stand alone EPS estimate as disclosed in Dime United's September 1999 investor presentation.

[DIME LOGO]

NFB'S COST SAVINGS ARE UNACHIEVABLE
--------------------------------------------------------------------------------

         ESTIMATED COST SAVINGS EQUAL 64% OF DIME'S OPERATING EXPENSES (EXCLUDING NAMCO) AND REPRESENT 86% OF NFB'S EXPENSE BASE:

              o Implies a marginal efficiency ratio of less than 15% for Dime (excluding NAMCO) and 4% if looked at on the basis of NFB's operating expenses

              o No revenue run-off projected despite anticipated sale of 14% of Dime's most attractive deposits to FleetBoston for a below market premium

         ESTIMATED EXPENSE SAVINGS
         (DOLLARS IN MILLIONS)
         ----------------------------------------------------------------------
                                                               NFB PROPOSAL
         ----------------------------------------------------------------------

         Dime's Total Non-Interest Expense Base                     $724
              Less:  NAMCO(1)                                       (431)
              Less:  Intangible amortization                         (32)
         Dime's "Core Bank" Expense Base                             261
         Cost Savings Assumptions(2)                                 167
         Pro Forma Expense Base                                       94

         % OF DIME "CORE BANK" EXPENSE BASE                           63.7%
         IMPLIED MARGINAL EFFICIENCY RATIO ON "CORE BANK"             14.7(3)
         ----------------------------------------------------------------------
         Note: Expenses are based on Fourth Quarter 1999 financial data unless otherwise noted.
         (1) Based on detail for mortgage banking operations in the September 30, 1999 10-Q. Includes amortization of mortgage servicing rights..
         (2) Based on $100 million after tax estimate provided by NFB, adjusted to pretax amount assuming a 40% tax rate.
         (3) Pro forma expense base divided by net revenues of Dime excluding NAMCO.

[DIME LOGO]

JSB FINANCIAL, INC.(1)/RELIANCE BANCORP(2) TRANSACTIONS MAGNIFY RISK
--------------------------------------------------------------------------------



        NFB ASSUMPTIONS AS DISCLOSED IN INVESTOR PRESENTATIONS
        (DOLLARS IN MILLIONS)
        -----------------------------------------------------------------------
                                        RELIANCE      JSB     DIME     TOTAL
        -----------------------------------------------------------------------

        Cost Savings                      $22.8      $20.2   $167.0    $210.0
        Revenue Enhancement                 5.0        7.2      -        12.2
        Tax Efficiencies                    3.2        7.2      -        10.5
        Portfolio Optimization              -          8.7      -         8.7
                                          -----      -----   ------    ------
        Total Pre-tax Synergies            31.0       43.3    167.0     241.4

        Core Expense Base                 $36.3      $28.9   $261.0    $326.2

        RESULTING RATIOS:
        Synergies/Core Expense Base        85.4%     149.8%    63.7%     74.0%
        Cost Savings/Core Expense Base     62.8       69.9     63.7      64.4
        -----------------------------------------------------------------------
        (1)  Jamaica Savings Bank ("JSB").
        (2)  Reliance Federal Savings Bank ("Reliance").

[DIME LOGO]

NFB Would More Than Quadruple in Size
-------------------------------------------------------------------------------


                         Acquired Assets as % of NFB(1)
                         (Dollars in Millions)


                                   [BAR CHART]


               NFB 12/31/97             $ 6,829
               New York Bancorp         $ 3,284   50%
               Reliance                 $ 1,613   14%
               JSB                      $ 2,452   21%
               Dime                     $23,921  198%


               (1) As a % of NFB's assets at the quarter end prior to announcement.


--------------------------------------------------------------------------------

                         Total Assets(1)
                         (Dollars in Millions)


                                  [BAR CHART]


                  NFB 12/31/97          $ 6,829
                  NFB Pro Forma         $37,430    448% More than NFB 12/31/97

                  (1) Includes deposit sale to FleetBoston, purchase accounting adjustments and deleveraging balance sheet.

[DIME LOGO]

PREMIUM IN NFB PROPOSAL IS MISLEADING
--------------------------------------------------------------------------------

         IMPLIED PREMIUM IN NFB PROPOSAL INFLATED BY DIME'S CURRENTLY DEPRESSED STOCK PRICE:

              o NFB Proposal would have reflected a discount to Dime's stock price as recently as September '99


                                  [LINE CHART]


                    ----------------------------------
                                              Value of
                                                 NFB
                                    Dime       Proposal
                    ----------------------------------
                    12/31/97        30.25       22.93
                     3/31/98        30.06       25.80
                     6/30/98        29.94       24.73
                     9/30/98        25.31       20.60
                    12/31/98        26.25       24.27
                     3/31/99        23.19       21.65
                     6/30/99        20.13       21.88
                     9/30/99        17.50       20.14
                    12/31/99        15.13       18.16
                      3/3/00        12.94       17.00

[DIME LOGO]

IN-MARKET TRANSACTIONS HAVE PERFORMED POORLY
--------------------------------------------------------------------------------


          MAJOR IN-MARKET TRANSACTIONS
          ------------------------------------------------------------------------------------------------------------------------
           ANNOUNCE DATE      ACQUIROR              TARGET        PREMIUM     % COST    EXPECTED PRETAX PROFIT         STOCK
                                                                   PAID     SAVINGS(1)       SHORTFALL(2)          PERFORMANCE OF
                                                                                        ----------------------  ACQUIROR VS. BKX(3)
                                                                                          ($MM)        %
          ------------------------------------------------------------------------------------------------------------------------

          06/06/99        Zions                  First Security     55%        15%         NM          NM           (17.1)%
          03/17/98        Washington Mutual      H.F. Ahmanson      23         40       $(811)        (21)%         (33.0)
          11/18/97        First Union            CoreStates         17         46      (1,606)        (24)          (37.9)
          08/29/97        NationsBank            Barnett Banks      24         55      (2,256)        (25)          (29.9)
          03/06/97        Washington Mutual      Great Western      39         33        (575)        (17)          (43.4)
                          --------------------------------------------------------------------------------------------------------
                          Average                                   32%        38%          -         (22)%         (32.1)%

                          NFB PROPOSAL           DIME               41%        86%          -           -             -
          ------------------------------------------------------------------------------------------------------------------------

          (1) Announced cost savings as a percentage of the smaller company's annual expense base.
          (2) Based on difference between current analyst estimates or actual results and management estimates provided in the investor presentations.
          (3)    Keefe, Bruyette and Woods Bank Stock Index.

[DIME LOGO]

NFB PROPOSAL HIGHLY UNCERTAIN & UNLIKELY TO SUCCEED
--------------------------------------------------------------------------------



              = Dime Board of Directors rejected NFB proposal on both strategic and financial grounds

              = More than 50% of all hostile exchange offers in the banking industry have been withdrawn before completion

              = NFB has a long history of undertaking hostile approaches on which they have not followed through

              =    Nothing compels NFB to follow-through with the offer



--------------------------------------------------------------------------------
         IT IS HIGHLY UNLIKELY THAT DIME'S SHAREHOLDERS WILL EVER GET TO ACT ON THE NFB PROPOSAL, EVEN IF THE HUDSON UNITED DEAL IS VOTED DOWN
--------------------------------------------------------------------------------

[DIME LOGO]

NFB PROPOSAL DESTROYS SHAREHOLDER VALUE
--------------------------------------------------------------------------------



         Value of 10 year warrants issued to FleetBoston         $50 - $70 MM

         Breakup fee payable to Hudson United                        50

         Excess restructuring charge (after tax)                    100

         Sale of $2 billion in deposits to FleetBoston at
         below market premiums(1)                                   100
                                                                --------------
         TOTAL SHAREHOLDER VALUE DESTROYED                      $300 - $320 MM
                     AS A % OF NFB PROPOSED VALUE(2)               16% - 17%



         (1) Represents a 5% incremental premium over the 8% deposit premium purchase price disclosed in NFB Proposal, for a 13% total market-based deposit premium.

         (2)      Based on $17.00 per Dime share.

[DIME LOGO]

DIME UNITED - A SUPERIOR FRANCHISE
--------------------------------------------------------------------------------

         THE COMBINATION WITH HUDSON UNITED CREATES A MORE COMPELLING FRANCHISE:

              o Dime United will have a powerful branch network encompassing a four state region from Philadelphia to Hartford

              o Greater presence in more affluent areas, particularly in New Jersey and Connecticut

              o 40% of NFB Proposal franchise highly concentrated in just two counties



DIME UNITED                                NFB PROPOSAL
[GRAPHIC BRANCH MAP OF DIME UNITED]        [GRAPHIC BRANCH MAP OF NFB PROPOSAL]

[DIME LOGO]

DIME UNITED - A SUPERIOR FRANCHISE
--------------------------------------------------------------------------------

                      BALANCED GEOGRAPHIC DIVERSIFICATION

                              DIME UNITED DEPOSITS

                                  [PIE CHART]


                              Connecticut         8%
                              New Jersey         27%
                              New York           59%
                              Pennsylvania        6%




                                NFB/DIME DEPOSITS


                                  [PIE CHART]


                              Connecticut         2%
                              New Jersey         10%
                              New York           88%



                     MORE AFFLUENT DEMOGRAPHICS AND MARKETS
                      % OF DEPOSITS IN AFFLUENT MARKETS(1)


                                   [BAR CHART]


                              Dime United         72%
                              NFB/Dime            64%



            (1) Defined as counties with median household income greater than U.S. median.

[DIME LOGO]

DIME SHAREHOLDERS GET LESS FROM NFB PROPOSAL
--------------------------------------------------------------------------------



         CONTRIBUTION ANALYSIS

         -------------------------------------------------------------------------------------------------------------
                                                               DIME UNITED                        NFB/DIME
                                                      ---------------------------        ---------------------------
                                                         DIME %          OVER-              DIME %          OVER-
                                                      CONTRIBUTION   CONTRIBUTION        CONTRIBUTION   CONTRIBUTION
         -------------------------------------------------------------------------------------------------------------

         Total Assets                                     71.2%           27%                 59.5%           72%
         Tangible Common Equity                           64.1            15                  48.6            41
         2000E Net Income                                 63.7            14                  45.0            31
         2000E Net Income Including Synergies(1)          57.1             2                  53.1            54

         -------------------------------------------------------------------------------------------------------------
         Dime Pro Forma Ownership                         55.9%            -                  34.5%(2)         -
         -------------------------------------------------------------------------------------------------------------
         -------------------------------------------------------------------------------------------------------------

         (1)   100% of synergies ascribed to target institution.
         (2)   Pro forma for ownership ascribed to FleetBoston.

[DIME LOGO]

A THRIFT IN A BANK'S CLOTHING
--------------------------------------------------------------------------------


         NFB'S GROWTH HAS PRINCIPALLY BEEN ACHIEVED THROUGH THRIFT ACQUISITIONS AND INCREASES IN BALANCE SHEET LEVERAGE:




    ALL NFB ACQUISITIONS SINCE 1995
    (DOLLARS IN MILLIONS)
-------------------------------------------------------------------------------

    TRANSACTION                                   TOTAL ASSETS   TOTAL DEPOSITS
-------------------------------------------------------------------------------

    Northside Savings Bank - Thrift                   $1,580          $1,227
    Branford Savings Bank - Thrift                       177             158
    New York Bancorp - Thrift                          3,284           1,691
    Jamaica Savings Bank - Thrift                      1,613           1,119
    Reliance Federal - Thrift                          2,452           1,549
                                                     --------        --------
    TOTAL THRIFTS ACQUIRED                            $9,106          $5,744

    NFB Total Balance Sheet Pro Forma 12/31/99       $16,266          $9,157

    % THRIFT COMPOSITION OF NFB                         56%              63%
-------------------------------------------------------------------------------

[DIME LOGO]

NET INTEREST MARGIN INFLUENCES P/E MULTIPLE
--------------------------------------------------------------------------------



                             NET INTEREST MARGIN(1)

                                  [BAR CHART]


                                  135 bp reduction
                                  ----------------
                         1997    1998   1999    Pro Forma(2)
                         ----    ----   ----    ------------

           NFB           4.69%   4.48%  4.16%      3.34%


                                  87 bp Increase
                                  --------------
                         1997    1998   1999    Pro Forma(3)
                         ----    ----   ----    ------------

           Dime          2.51%   2.68%  2.91%       3.38%


(1)   As originally reported.
(2)   Pro forma for Dime, JSB, and Reliance.
(3)   Dime United pro forma.



--------------------------------------------------------------------------------


                               2000 P/E MULTIPLE

                                [GRAPHIC OMITTED]

                 -----------------------------------------------
                 |                                              |
                 |                         -----------------    |
                 |                        |    Bank Peer    |   |
                 |                        |  Average P/E(1) |   |
                 |                         -----------------    |
        9.1x     |----------------------------------------------|
                 |     ------                        /          |
                 |    | NFB  |                     /            |
                 |    | 8.8x |                   /              |
                 |     ------ \                /                |
                 | 32% Decrease \            /                  |
                 |                \        / 75% Increase       |
                 |                  \    /                      |
                 |                    \/                        |
                 |                   /  \                       |
                 |                 /      \                     |
        6.0x     |----------------------------------------------|
                 |   ---------- /          -----------------    |
                 |  |   Dime   |          |   Thrift Peer   |   |
                 |  |  United  |          |  Average P/E(2) |   |
                 |  |   5.2x   |           -----------------    |
                 |   ----------                                 |
                  ----------------------------------------------


              (1) Includes Summit Bancorp, Associated Banc-Corp, and M&T Bank Corp.

              (2) Includes Astoria Financial Corp., Sovereign Bancorp, Washington Mutual, and Golden State Bancorp.

[DIME LOGO]

DIME UNITED TRANSACTION STRATEGICALLY SUPERIOR
-------------------------------------------------------------------------------



              =    Provides greater upside potential through multiple expansion

              = Broadens franchise geographically into new markets (Pennsylvania, Upstate NY and Connecticut) while greatly enhancing its New Jersey presence

              =    Capitalizes on Dime's strong retail brand identity

              = Balances and diversifies Dime's earnings stream. Accelerates Dime's progression towards a commercial bank profile

              = Dime shareholders preserve the opportunity to realize a "change of control" premium for the more valuable Dime United franchise



--------------------------------------------------------------------------------
             DIME UNITED TRANSACTION SUPERIOR FOR DIME SHAREHOLDERS
--------------------------------------------------------------------------------

[DIME LOGO]

OTHER DOCUMENTS
--------------------------------------------------------------------------------


         INVESTORS ARE URGED TO READ DIME AND HUDSON'S PROXY STATEMENT/PROSPECTUS, INCLUDING THE SUPPLEMENT DATED MARCH 7, 2000 AND ANY OTHER AMENDMENTS OR SUPPLEMENTS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY SOLICITATION/RECOMMENDATION STATEMENT THAT MAY BE FILED BY DIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. EACH OF THESE DOCUMENTS HAS BEEN OR WILL BE FILED WITH THE SEC AND INVESTORS MAY OBTAIN A FREE COPY OF THEM AT THE SEC'S INTERNET WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM DIME BY DIRECTING SUCH REQUEST TO:
         DIME BANCORP, INC., C/O INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, TOLL FREE PHONE: (888) 750-5834.

[DIME LOGO]

INFORMATION ABOUT NORTH FORK AND FLEETBOSTON
--------------------------------------------------------------------------------


         THE INFORMATION IN THIS PRESENTATION REGARDING NORTH FORK, NORTH FORK'S OFFER AND NORTH FORK'S ARRANGEMENTS WITH FLEETBOSTON IS BASED ENTIRELY ON, AND IS QUALIFIED ENTIRELY BY REFERENCE TO, NORTH FORK'S AND FLEETBOSTON'S DOCUMENTS FILED WITH THE SEC AS OF MARCH 7TH.


         THESE DOCUMENTS INCLUDE:

              o Communications by North Fork, filed on March 6, 2000, pursuant to the SEC's Rule 425 under the Securities Act of 1933

              o Preliminary Proxy Solicitation Material by North Fork, filed on March 6, 2000, pursuant to the SEC's Rule 14a-12 under the Securities Exchange Act of 1934

              o    Schedule TO by FleetBoston, filed on March 6, 2000

         DIME AND HUDSON MAKE NO GUARANTEE AS TO THE ACCURACY OF THE INFORMATION CONTAINED IN THESE DOCUMENTS.

[DIME LOGO]